First National Funding LLC

1620 Dodge Street

Omaha, Nebraska 68102

May 17, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, D.C. 20549

Attention: Mr. Arthur C. Sandel

Re:	First National Master Note Trust
First National Funding LLC
Registration Statement on Form SF-3
Filed May 3, 2019
File Nos. 333-231191 and 333-231191-01

Ladies and Gentlemen:

On behalf of First National Funding LLC (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 5:00 p.m. (Eastern time) on May 22, 2019, or as soon as thereafter practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of its disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

First National Funding LLC

By:	First National Funding Corporation,
Managing Member

By:	/s/ Timothy D. Hart
Timothy D. Hart
President